Exhibit 1

IncrediMail’s Third Quarter 2006 Financial Results Reach Record Levels
Revenue Increases 67%, doubling Net Income

TEL AVIV, ISRAEL – November 14, 2006 – IncrediMail Ltd. (NASDAQ:MAIL) reported record financial results for its third quarter and nine months ended September 30, 2006. Revenues in the third quarter of 2006 increased 67%, reaching $2.6 million, compared with $1.6 million recorded in the third quarter of 2005. Revenues in the first nine months of 2006 were $6.9 million, increasing 31%, compared to $5.3 million in the first nine months of 2005.

Net income on a U.S. GAAP (Generally Accepted Accounting Principles) basis for the third quarter of 2006 was double that of the third quarter of 2005, $0.6 million, or $0.06 per diluted share, in 2006, compared with $0.3 million, or $0.04 per diluted share, for the third quarter of 2005. In the first nine months of 2006, net income on a U.S. GAAP basis was $1.5 million, or $0.17 per diluted share, nearly triple net income in the first nine months of 2005, which was $0.5 million, or $0.08 per diluted share, in the first nine months of 2005.

Net income for the third quarter of 2006 and the first nine months of 2006, included the effect of a non-cash expense, relating to share-based employee compensation, of $0.2 million and $0.4 million, respectively, as required under accounting standard FAS 123(R). On a non-U.S. GAAP basis excluding this non-cash expense, net income for the third quarter and first nine months of 2006 was $0.7 million and $1.9 million, or $0.08 and $0.21, per diluted share, respectively.

Comments by Management

Mr. Yaron Adler, Chief Executive Officer of IncrediMail said “IncrediMail’s record results this quarter were especially rewarding, given that this is generally a slow time of year for internet use. Our results are a result of the investment in our solid business and new products and revenue streams, fueled by increases in advertising, renewed subscriptions and viral traffic, all of which validate the success of our business model. We believe our momentum will continue well into the fourth quarter and beyond, as a result of these continued investments, and as we generate increasing revenues from existing products and the development of new revenue streams.”

“Simultaneous with our growing advertising revenue, we have increased our R&D efforts, to further enhance our product offering, with new products and further improving existing products, as we believe these too will make significant contributions as IncrediMail gains in popularity. One of these products is Magentic which has reached over one million users,” Mr. Adler added.

Mr. Adler added, “We have already begun and expect to further increase our marketing efforts and initiatives. As part of this strategy, and in order to capitalize on the growing market opportunity for IncrediMail’s co-branded offerings, we recently appointed a new Director of Business Development in our New York office. Javier Salom will be developing new business partnerships with branded content providers and advertisers in order to expand our offerings. We expect these new relationships, combined with our “top-of-the line” graphic content, will increase our revenue streams, and also help to make IncrediMail, the “must have” product for creating fun and entertaining email.”

Mr. Yacov Kaufman, Chief Financial Officer of IncrediMail said, “I am very pleased to note the diversification of our revenue base and the transition to the more lucrative subscription revenue model. Both of these provide for better confidence and visibility for future growth. In addition, while we have invested significant funds in our future, via R&D and marketing, and we plan on increasing these efforts, we have done so while remaining profitable and in fact increasing net profits. Finally I may note, our increasing cash reserves provide stability and facilitate our ability to finance future growth.”

Mr. Adler concluded, “We are encouraged by our execution and the company’s future outlook. We have expanded our U.S. office, partnered with another leading solution provider, Babylon, Ltd. for a new product, and are generating a lot of interest amongst the IncrediMail community with our Magentic product. We will continue to capitalize on the opportunities that we create by providing high-quality products and generating a large quantity of user traffic, while seeking new sources of revenues and additional partnerships.”

Highlights of the Quarter

–	Record Sales for the Third Quarter:

Sales in the third quarter resulted in record-breaking numbers for IncrediMail.

Advertising revenues increased three fold in the third quarter of 2006 compared to the same quarter in 2005, accounting for 24% of sales in the third quarter of 2006, compared to only 10% of sales in the third quarter of 2005.

Subscription revenues, that are more lucrative in the long term, have increased on account of one-time fee revenues. Subscription revenues more than doubled accounting for over 40% of the increased revenues in the third quarter of 2006, compared to only 30% in the third quarter of 2005.

–	Magentic by IncrediMail Surpasses One Million Downloads:

Magentic was fully released in April 2006 and has drawn over one million registered users, having only been marketed to IncrediMail users. The Company believes this illustrates the strength of its user base. IncrediMail is currently engaged in the process of developing additional products.

–	Director Appointed to the New York Office:

Javier Salom was appointed as Director of Business Development, expanding IncrediMail’s U.S. Presence. Mr. Salom previously served as Vice President of International Strategic Marketing at Miramax Film Corp.

–	Partnership with Babylon:

IncrediMail partnered with Babylon Ltd., the world’s leading provider of single-click translation and information solutions.

Conference call instructions

The Company will host a conference call to discuss the results of the third quarter of 2006, at 11:00 AM ET on Tuesday, November 14, 2006. IncrediMail Ltd. invites all those interested in hearing management’s discussion of the quarter to join the call by dialing (877) 407-0782. International participants may access the call by dialing +1-(201) 689-8567. A replay will be available for one week following the call by dialing (877) 660-6853 for domestic participants or +1 (201) 612-7415 for international participants and entering account number 286 plus conference ID code 219463 when prompted. Participants may also access webcast of the conference call through the investor relations section of IncrediMail’s website at www.incredimail-corp.com.

About IncrediMail Ltd.

IncrediMail designs and markets an integrated suite of customized and entertaining email software products for the consumer market, offering users the ability to design highly personalized email presentations with our large collection of multimedia content for email communication. Our products include: IncrediMail Xe, which allows users to personalize email messages with creative features and is offered free of charge; IncrediMail Premium, an enhanced version of IncrediMail Xe; IncrediMail Letter Creator, which enables further personalization of backgrounds; The Gold Gallery, a content database of additional backgrounds, animation and notifiers; JunkFilter Plus, an anti-spam solution; and the recently introduced Magentic, a desktop enhancing solution. IncrediMail generates revenue by the sale of these products and services; licensing and co-branding the Incredi brand to operators of third party websites; and selling paid advertising and sponsored links on its website and email client. For more information about IncrediMail, visit www.incredimail-corp.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Mr. Jeff Holzmann
Executive Vice President
IncrediMail Inc.
jeff@incredimail.com

PUBLIC RELATIONS
Mr. Todd Barrish
Dukas Public Relations
212-704-7385
todd@dukaspr.com

INVESTOR RELATIONS
Mr. James Carbonara
The Investor Relations Group
212-825-3210
jcarbonara@investorrelationsgroup.com

### Tables Follow ###

INCREDIMAIL LTD.
BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2005	September 30, 2006
		unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,428	$12,219
Restricted cash	30	-
Marketable securities	2,458	12,173
Trade receivables	1,814	1,179
Deferred taxes	244	361
Other receivables and prepaid expenses	68	227

Total current assets	7,042	26,159

LONG-TERM ASSETS:
Severance pay fund	349	508
Deferred taxes	149	303
Long-term deposits	154	413
Deferred issuance costs	478	-
Restricted cash	-	91
Property and equipment, net	288	644
Intangible assets	-	78

Total long-term assets	1,418	2,037

Total assets	$8,460	$28,196

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$114	$250
Deferred revenues	2,333	2,948
Accrued expenses and other liabilities	1,629	2,259

Total current liabilities	4,076	5,457

LONG-TERM LIABILITIES:
Deferred revenues	961	897
Accrued severance pay	428	773

Total long-term liabilities	1,389	1,670

REDEEMABLE CONVERTIBLE PREFERRED SHARES	3,030	-

SHAREHOLDERS' EQUITY (DEFICIENCY)
Shares issued and outstanding: 5,108,720 and 9,379,748 at December 31,
2005 and September 30 2006, respectively	(35)	21,069

Total liabilities and shareholders' equity (deficiency)	$8,460	$28,196

INCREDIMAIL LTD.
STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data), unaudited

	Nine months ended September 30,		Quarter ended September 30,
	2005	2006	2005	2006

Revenues	$5,250	$6,864	$1,570	$2,627
Cost of revenues	496	573	192	225

Gross profit	4,754	6,291	1,378	2,402

Operating expenses:
Research and development	1,413	2,221	530	1,061
Selling and marketing, net	651	1,042	211	450
General and administrative	589	1,792	196	584

Total operating expenses	2,653	5,055	937	2,095

Operating income	2,101	1,236	441	307
Financial income (expense), net	(15)	638	(8)	395

Income before taxes on income	2,086	1,874	433	702
Taxes on income	607	320	140	131
Prior year tax expense (benefit)	937	-	-	-

Net income	$542	$1,554	$293	$571

Net earnings per Ordinary share:

Basic	$0.08	$0.17	$0.04	$0.06

Diluted	$0.08	$0.17	$0.04	$0.06

Non-GAAP adjustment:
Stock based compensation, net	$111	$367	$66	$170

Non-GAAP net income	$653	$1,921	$359	$741

Non-GAAP net earnings per share :
Basic	$0.10	$0.21	$0.06	$0.08

Diluted	$0.09	$0.21	$0.05	$0.08